Exhibit 21

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Incorporation or Organization	Percent Owned

Siliconix Technology C.V.	Netherlands	100%
Siliconix Technology B.V.	Netherlands	100%
Siliconix Israel Ltd.	Israel	100%
Siliconix Holding GmbH	Germany	100%
Siliconix Itzehoe GmbH	Germany	100%
Shanghai Simconix Electronic Co. Ltd.	People’s Republic of China	96%
Siliconix Limited	United Kingdom	100%
Vishay Siliconix (Taiwan) Limited	Republic of China (Taiwan)	100%
Vishay Siliconix Electronic Co., Ltd.	Republic of China (Taiwan)	100%
Vishay Siliconix, LLC	United States (Delaware)	100%
Siliconix Sales Corp.	U.S. Virgin Islands	100%
Siliconix Semiconductor, Inc.	United States (Delaware)	100%